SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2015
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that it has been informed that on February 2, 2015, Israel 18 B.V. ("Israel 18"), which is the controlling shareholder of BGI Investments (1961) Ltd. (“BGI”), which is the controlling shareholder of B.S.D Crown Ltd. (“BSD”), which controls Willi-Food Investments Ltd. (“Willi Investments”), the controlling shareholder of the Company, entered into conditional agreements (the “Transaction”), with a private company (in formation) (the “Investor”) to be held by Messrs. Aharon Bloom and Moshe Potash, pursuant to which:

-
Israel 18 will transfer to Orot Israel 18 Ltd (“Orot Israel”), a newly incorporated Israeli private company to be jointly controlled in equal parts by Israel 180 Ltd (an Israeli private company which is a wholly owned private subsidiary of Israel 18, “Israel 180”) and the Investor: (i) its entire holdings and voting rights in BGI and BSD, and (ii) its outstanding call options in relation BSD shares.

-
In consideration of Orot Israel’s shares to be issued to it, the Investor will invest in Orot Israel an amount equal to USD 20,000,000. The consideration amount will be used by Orot Israel, among other things, in order to exercise the Call Options, so that, following such exercise, Orot Israel will hold approximately 19.01% of the voting rights in BSD and repay outstanding obligations of Israel 18 and BGI;

-
For so long as Orot Israel remains BGI’s controlling shareholder, it will grant BGI a proxy to vote all of its shares in BSD, so that BGI will continue to control in aggregate, directly and through proxies, approximately 44.11% of the voting rights in BSD;

-
Starting 12 months following completion of the Transaction and for a period of six months thereafter, the Investor will have the right to force Israel 18 to acquire its entire holdings in Orot Israel in consideration of USD20,000,000, such rights to be secured by a charge over Israel 180’s holdings in Orot Israel;

-
Israel Jossef Schneorson, a Vice Chairman of the Company, will receive non-voting shares in Orot Israel, which would entitle him to up to 10% of any distributions made by Orot Israel, subject to certain waterfall provisions.

-
The shareholders of Orot Israel (the new controlling shareholder of BGI) will enter into a shareholders agreement, setting forth, among other issues, decision making mechanisms with respect to Orot Israel, manner of transfer of shares in Orot Israel (including a prohibition on  transfers of shares in Orot Israel for a period of three years from closing with the exception of transfers to permitted transferees), right of first refusal on sales of shares of Orot Israel, pre-emptive rights on share issuances by Orot Israel and its subsidiaries (BGI, BSD, Willi Investments, and the Company, collectively, the “Subsidiaries”), including the provision of a proxy to BGI to vote any such shares of the Subsidiaries so purchased, and director appointment mechanism in Orot Israel and the Subsidiaries.

We have been informed that the Transaction is scheduled to be completed next week, conditioned on the satisfaction of certain conditions, including obtaining confirmation by certain shareholders of BSD regarding the absence of complaints and claims and the transfer all of the securities transferred to Orot Israel, free and clean.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Date: February 3, 2015	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer